March 8, 2013

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mara L. Ransom
Scott Anderegg

Re:	Request for Acceleration of Effectiveness of WageWorks, Inc.
Registration Statement on Form S-1 (File No. 333-186980)
initially filed on March 1, 2013

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of WageWorks, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-186980) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective on March 12, 2013, at 4:05 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the above-captioned Registration Statement, we wish to advise that between March 7, 2013 and the date hereof 1,814 copies of the Preliminary Prospectus dated March 7, 2013 were distributed as follows: 1,443 to institutional investors; and 371 to prospective underwriters, prospective dealers and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

William Blair & Company, L.L.C.

By:	/s/ Brett Paschke

Name:	Brett Paschke

Title:	Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Keith Lister

Name:	Keith Lister

Title:	Managing Director

Signature Page to Acceleration Request Letter